UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ACE Convergence Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G0083D120

(CUSIP Number)

David Y. Ko
ACE Equity Partners LLC
31, Nonhyeon-ro, 36-gil, Gangnam-gu Seoul, Korea 06296
(82) 2 541 6690

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
Tel.: (650) 470-4500

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. ACE SO5 Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 755,930
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 755,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 755,930
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (1)
14.	Type of Reporting Person: CO

(1)	Percentage is based on 8,958,207 Class A ordinary shares of ACE Convergence Acquisition Corp. (the “Issuer”), par value $0.0001 per share (“Class A Ordinary Shares”), outstanding, which is the sum of (i) the 8,202,277 Class A Ordinary Shares outstanding, as reported in the Form S-4/A filed by the Issuer on February 1, 2022, and (ii) the 755,930 Class A Ordinary Shares issuable upon conversion of the Class B ordinary shares of the Issuer, par value $0.0001 per share (“Class B Ordinary Shares”), held directly by ACE SO5 Holdings Limited.

1.	Names of Reporting Persons. ACE Equity Partners International Pte Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 755,930
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 755,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 755,930
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (1)
14.	Type of Reporting Person: CO

(1)	Percentage is based on 8,958,207 Class A Ordinary Shares outstanding, which is the sum of (i) the 8,202,277 Class A Ordinary Shares outstanding, as reported in the Form S-4/A filed by the Issuer on February 1, 2022, and (ii) the 755,930 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held directly by ACE SO5 Holdings Limited.

1.	Names of Reporting Persons. ACE Equity Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 755,930
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 755,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 755,930
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (1)
14.	Type of Reporting Person: OO

(1)	Percentage is based on 8,958,207 Class A Ordinary Shares outstanding, which is the sum of (i) the 8,202,277 Class A Ordinary Shares outstanding, as reported in the Form S-4/A filed by the Issuer on February 1, 2022, and (ii) the 755,930 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held directly by ACE SO5 Holdings Limited.

1.	Names of Reporting Persons. David Y. Ko
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 755,930
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 755,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 755,930
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (1)
14.	Type of Reporting Person: IN

(1)	Percentage is based on 8,958,207 Class A Ordinary Shares outstanding, which is the sum of (i) the 8,202,277 Class A Ordinary Shares outstanding, as reported in the Form S-4/A filed by the Issuer on February 1, 2022, and (ii) the 755,930 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held directly by ACE SO5 Holdings Limited.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Ordinary Shares, par value $0.0001 per share, (the “Class A Ordinary Shares”) of ACE Convergence Acquisition Corp., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed by ACE SO5 Holdings Limited, a company formed in the British Virgin Islands (“ACE SO5”), ACE Equity Partners International Pte Ltd., a company formed in Singapore (“ACEI”), ACE Equity Partners LLC, a limited liability company formed in South Korea, and David Y. Ko, a United States citizen (collectively, the “Reporting Persons” and each, a “Reporting Person”).

ACE SO5 is an entity formed for the purpose of holding the securities reported herein. The principal business of ACEI, ACE Equity Partners LLC and Mr. Ko is the business of investing in securities.

The principal business address of each of ACE SO5 and ACEI is 8 Marina View, Asia Square Tower 1, #43-01, Singapore 018960. The principal business address of each of ACE Equity Partners LLC and Mr. Ko is 31, Nonhyeon-ro, 36-gil, Gangnam-gu, Seoul, Korea 06296.

Denis Tse, the Secretary and a director of the Issuer and a citizen of Hong Kong, is the director of ACE SO5. Mr. Tse disclaims beneficial ownership of securities held by ACE SO5.

(d) Each Reporting Person and, to the best of its knowledge, each other person named in this Item 2, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each Reporting Person and, to the best of its knowledge, each other person named in this Item 2, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 27, 2022, ACE SO5 received 755,930 Class B ordinary shares of the Issuer, par value $0.0001 per share (“Class B Ordinary Shares”), and 891,714 private placement warrants of the Issuer (“Private Placement Warrants”). These securities were distributed by ACE Convergence Acquisition LLC, the sponsor of the Issuer (the “Sponsor”), to one of its members, and were then transferred to ACE SO5.

The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The amount reported herein as beneficially owned excludes the 891,714 Private Placement Warrants held by ACE SO5.

Each Private Placement Warrant entitles the holder to purchase one Class A Ordinary Share for $11.50 per share, subject to adjustment, and becomes exercisable at any time commencing on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering.

Item 4.	Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The securities reported herein are held for investment purposes, subject to the following:

The Reporting Persons intend to review the investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to agreements described herein, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the ordinary shares of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that the Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Shares beneficially owned assumes a total of 8,958,207 Class A Ordinary Shares outstanding, which is the sum of (i) the 8,202,277 Class A Ordinary Shares outstanding, as reported in the Form S-4/A filed by the Issuer on February 1, 2022, and (ii) the 755,930 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held directly by ACE SO5.

The aggregate number and percentage of Class A Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, ACE SO5 directly holds 755,930 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The amount reported herein as beneficially owned excludes the 891,714 Private Placement Warrants held by ACE SO5.

ACEI is the sole owner of the voting equity of ACE SO5. The sole shareholder of ACEI is ACE Equity Partners LLC, which is wholly owned and controlled by David Y. Ko.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) Except as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the other person named in Item 2 above, has effected any transactions in Class A Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Items 3 and 4 are incorporated by reference herein.

The Issuer has approved (1) the domestication of the Issuer as a Delaware corporation (the “Domestication” and Issuer, immediately after the Domestication, “New Tempo”); (2) the merger (the “Merger” and, together with the Domestication, the “Business Combination”) of ACE Convergence Subsidiary Corp. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of the Issuer, with and into Tempo Automation, Inc., a Delaware corporation (“Tempo”), with Tempo surviving the Merger as a wholly owned subsidiary of New Tempo, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 13, 2021, by and among the Issuer, Merger Sub and Tempo (the “Merger Agreement”). In connection with the Business Combination, the Issuer will change its name to “Tempo Automation Holdings, Inc.”

In connection with the contemplated Business Combination, ACE SO5 entered into the below agreements.

Sponsor Support Agreement

On January 27, 2022, ACE SO5 executed a joinder to the Sponsor Support Agreement, dated as of October 13, 2021, previously entered into by and among the Sponsor, Issuer, and the other parties thereto (the “Sponsor Support Agreement”), pursuant to which such parties agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. In addition, the parties thereto agreed to waive their redemption rights with respect to all of the Class B Ordinary Shares and any other ordinary shares held by them in connection with the consummation of the Business Combination, subject to certain terms and conditions. The Sponsor also agreed to waive any and all anti-dilution rights. If the Issuer is not able to complete the Business Combination with Tempo or another business combination by July 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then the Sponsor and the Issuer’s directors, officers and initial shareholders and their permitted transferees, including ACE SO5, will be entitled to liquidating distributions from the trust account with respect to any public shares they hold.

Registration Rights Agreement

On January 27, 2022, ACE SO5 executed a joinder to the Registration Rights Agreement, dated as of July 27, 2020, previously entered into by and among the Issuer and the other parties thereto (the “Registration Rights Agreement”), pursuant to which certain holders identified therein are entitled to certain registration rights, including limited demand registrations and customary “piggyback” registration rights.

Insider Letter Agreement

On January 27, 2022, ACE SO5 executed a joinder to the Letter Agreement, dated as of July 27, 2020, previously entered into by and among the Issuer and the other parties thereto (the “Insider Letter Agreement”), pursuant to which ACE SO5 agreed to vote its Class B Ordinary Shares and any public shares held by it purchased during or after the Issuer’s initial public offering in favor of the Issuer’s initial business combination.

The descriptions of the Sponsor Support Agreement, the Registration Rights Agreement and the Insider Letter Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2.	Sponsor Support Agreement, dated as of July 13, 2021, by and among the Issuer, Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.8 to the Issuer’s Form S-4/A filed on February 1, 2022).

3	Registration Rights Agreement, dated as of July 27, 2020, by and among the Issuer, Sponsor and certain other parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Form S-4/A filed on February 1, 2022).

4	Insider Letter Agreement, dated as of July 27, 2020, by and among the Issuer, Sponsor and certain other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form S-4/A filed on February 1, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

ACE SO5 HOLDINGS LIMITED

By:	/s/ Denis T. Tse
Name:	Denis T. Tse
Title:	Director

ACE EQUITY PARTNERS INTERNATIONAL PTE LTD.

By:	/s/ Denis T. Tse
Name:	Denis T. Tse
Title:	Chief Executive Officer

ACE EQUITY PARTNERS LLC

By:	/s/ David Y. Ko
Name:	David Y. Ko
Title:	Chief Executive Officer

DAVID Y. KO

By:	/s/ David Y. Ko
Name:	David Y. Ko